Cover Letter to Offer to Purchase and Letter of Transmittal
Exhibit A
Cover Letter to Offer to Purchase and Letter of Transmittal

c/o Atlantic Fund Services P.O. Box 588 Portland, ME 04112
IF YOU DO NOT WANT TO SELL YOUR CLASS A SHARES AND CLASS I SHARES
AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
 THIS IS SOLELY NOTIFICATION OF THE FUND'S TENDER OFFER.
August 22, 2017
Dear Pine Grove Alternative Institutional Fund Shareholder:
We are writing to inform you of important dates relating to a tender offer by Pine Grove Alternative Institutional Fund (the "Fund") to repurchase shares of beneficial interest of the Fund's Class A Shares ("Class A Shares") and Class I Shares ("Class I Shares") from shareholders of the Fund. If you are not interested in tendering any of your Class A Shares or Class I Shares in the Fund for purchase by the Fund at this time, please disregard this notice and take no action.
Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts[1]
Federal income tax rules may require you, under certain circumstances, to take "required minimum distributions" (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Shareholders seeking RMDs by participating in the Fund's tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Shareholders. Please plan accordingly.

The tender offer period will begin on August 22, 2017. While tenders of Class A Shares and Class I Shares may be withdrawn until 12:00 midnight, Eastern Time, on November 30, 2017, tenders of Shares must be submitted no later than September 21, 2017. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Class A Shares and Class I Shares may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

1 The Fund does not render advice on tax and tax accounting matters to clients. This material was not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

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Should you wish to tender any of your Class A Shares or Class I Shares for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal by no later than September 21, 2017. If you do not wish to sell your Class A Shares, simply disregard this notice.
NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME. IF YOU DO NOT WISH TO SELL YOUR SHARES, SIMPLY DISREGARD THIS NOTICE.
All tenders of Class A Shares and Class I Shares must be received by the Fund, either by mail, fax, or via e-mail in good order no later than September 21, 2017.
If we may be of further assistance, please contact us by calling one of our dedicated account representatives at (855) 699-3103, Monday through Friday (except holidays), from 8:00 a.m. to 6:00 p.m., Eastern Time or by e-mail at pinegrove.ta@atlanticfundservices.com
Sincerely,
Pine Grove Alternative Institutional Fund

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